Item 7: *Order Types and Attributes*

a. Identify and explain each order type offered by the NMS Stock ATS. In your explanation, include the following:

i. priority, including the order type's priority upon order entry and any subsequent change to priority (if applicable); whether and when the order type can receive a new time stamp; the order type's priority vis-à-vis other orders on the book due to changes in the NBBO or other reference price; and any instance in which the order type could lose execution priority to a later arriving order at the same price;

ii. conditions, including any price conditions (e.g., how price conditions affect the rank and price at which it can be executed; conditions on the display or non-display of an order; or conditions on executability and routability);

iii. order types designed not to remove liquidity (e.g., post-only orders), including what occurs when such order is marketable against trading interest on the NMS Stock ATS when received;

iv. order types that adjust their price as changes to the order book occur (e.g., price sliding orders or pegged orders) or have a discretionary range, including an order's rank and price upon order entry and whether such prices or rank may change based on the NBBO or other market conditions when using such order type; when the order type is executable

Firm Orders - In a Firm Order context (see below), a Participant must designate a quantity associated with each Firm Order entered into the System. The minimum quantity is the System minimum trade size of 5,000 shares. A "Firm Order" is a fully executable order that can execute in full at the entered quantity upon a match in the System if the contra side order is another Firm Order or if the contra side Participant firms up on a Conditional.

For Firm Orders, Participants may specify a minimum quantity at which they are willing to trade ("MinQ") on an order-by-order basis, which must be equal or greater than 5,000 shares. For Firm Orders, MinQ specifies the minimum quantity with which a Participant will interact and does not allow for the aggregation of contra-side orders to satisfy an order's MinQ requirement. For example, an order with a MinQ of 21,000 shares would not interact with three 7,000 share Firm Orders. An order's MinQ cannot exceed the order's entered quantity. All unexecuted orders may be cancelled prior to matching (as discussed below) by timely submission to the System of cancellation instructions.

Conditionals - A "Conditional" is a representation of potential trading interest by a Participant in a particular security. The functionality for Conditionals has been made available to all Subscribers but not all Subscribers use the Conditional functionality.
Please see also Part III Item 9. Upon a match in the System, an invitation is sent to a Participant that entered a Conditional subject to a match for that Participant to "firm-up" the Conditional with a specific share amount at which the Participant would be willing to trade. Participants who enter Conditionals are presented with the opportunity to trade but not an obligation to do so, as such Participants may either actively decline the invitation or allow the invitation to "time out" following the end of the Negotiation Period as defined herein. The minimum trade size for Conditionals is also 5,000 shares, and there is no maximum quantity, although each order is bound by applicable pre-trade Market Access limits established by LeveL Markets pursuant to SEC Rule 15c3-5 (the "Market Access Rule"). Such limits in this specific case include overall share size limits in relation to a security's average daily volume, total order notional size limits (meaning, the share volume of the order multiplied by the current price of the security), and the notional size of the order in relation to the Participant's overall gross notional limit set by the Firm for each Participant. Participants that enter a Conditional may also enter a MinQ, which specifies the minimum size of a contra-side order with which the Participant would be willing to potentially trade. The MinQ for Conditionals must be greater than 5,000 shares. A Participant who enters a Conditional with a MinQ will not be presented with invitations to trade against contra-side orders with a Top Quantity that is less than the MinQ of the Conditional. If a Participant enters a MinQ on a Conditional and elects to firm-up (as explained below), the Participant must firm-up for at least the MinQ amount. Potential information leakage could occur if a Subscriber enters a Participant with a very large MinQ to probe whether there is an equally large order or Conditional on the contra side to potentially match against. If that large Conditional matches a similarly sized contra side order or Conditional, the Participant entering the Conditional (as described below) could decline a match and thus learn of large trading interest by another Participant without having had to effect a transaction in the System. In order to reasonably prevent such information leakage, the System caps the maximum size for the MinQ for Firm Orders and Conditionals. The maximum MinQ for Luminex UI users is set at 25,000 shares. The maximum MinQ for users who use order routers or trade "electronically" such as via an automated algorithm is configurable by the user but cannot exceed the share quantity of the order itself. Any change to the maximum MinQ for Luminex UI users will be disclosed in writing to Participants in advance of such change. For a Conditional, the entire quantity entered by the Participant is conditional, which gives the Participant the option, but not the obligation, to trade following a match of eligible orders or trading interest and the receipt of an invitation to trade. As described more fully below, a Participant who enters a Conditional may still decline an invitation to trade even if the contra side order's Top Quantity exceeds the MinQ of the Conditional.

Participants entering Conditionals may use limit prices, entered either via the Participant's OMS, EMS, or third-party or broker-dealer router or via the Luminex UI after the Conditional has been entered by the Participant on the Luminex ATS. Upon a match, the System will recall the entered limit price and route that limit price with the Participant's firm-up (if any) to the Luminex ATS. Any limit price entered by the Participant via the Luminex UI cannot violate a limit that the Participant entered for that Conditional via its OMS, EMS, or third-party or broker-dealer router.

Order Types - All orders or trading interest entered into the System are pegged, for order matching purposes, to the midpoint of the national best bid or offer ("NBBO") with the reference price calculation excluding (i) any manual quotations that have crossed the market and (ii) the quotations of any automated trading center with respect to which the Firm has declared self-help. A Participant may designate a limit price for each order or Conditional. Orders and Conditionals may only have a time-in-force of Day. All orders are either executed in the System or cancelled.

and at what price the execution would occur; whether the price at which the order type can be executed ever changes; and if the order type can operate in different ways, the default operation of the order type;

v. whether an order type is eligible for routing to other Trading Centers;

vi. the time-in-force instructions that can be used or not used with each order type;

vii. the circumstances under which order types may be combined with another order type, modified, replaced, canceled, rejected, or removed from the NMS Stock ATS; and

viii. the availability of order types across all forms of connectivity to the NMS Stock ATS and differences, if any, in the availability of an order type across those forms of connectivity.

LeveLUp - Luminex ATS Buyside Subscribers and Transition Management Brokers and Outsourced Trading Brokers are enabled for a service called "LeveLUp" that would allow them to be able to direct that orders (in whole or in part) be routed by LeveL Markets, as broker-dealer operator, from the Luminex ATS to the LeveL ATS. The handling of such routed orders will be governed by the rules and policies of the LeveL ATS once the order is entered into the LeveL ATS. While the LeveL ATS makes all of its features available to all LeveL ATS Subscribers, not all LeveL ATS features will be available to Luminex ATS LeveLUp users. Please see the LeveL ATS Form ATS-N for a full description of all LeveL ATS rules and policies. Enabled LeveLUp participants may opt out of the Conditional Order "mirroring" feature of LeveLUp (see below) through a request via phone or in writing (including electronically) to Luminex ATS Sales. What follows is a description of the features and order parameters of the LeveL ATS that LeveL Markets will offer to eligible Luminex ATS Participants that utilize the LeveLUp feature.

LeveL Markets ~~will offer~~previously offered LeveLUp participants two potential counterparty groups once the opt-in Luminex ATS Participant orders reach the LeveL ATS: "BD/Agency Algo/Smart Order Router" order flow, or that segment as well as ~~external~~electronic market makers. LeveL Markets is no longer supporting these "legacy" order flow segments in the LeveL ATS and has instituted a new "channel-based" methodology of partitioning LeveL ATS subscriber order flow into discreet channels based upon trading behaviors, business units within the subscriber's organization, or a combination thereof. (See the LeveL ATS Form ATS-N for a full description of this new functionality.). LeveL Markets has mapped these two "legacy" counterparty groups into channel-based equivalents, and orders from existing LeveLUp participants will interact with either the channel equivalent to the "BD/Agency Algo/Smart Order Router" segment or the channel equivalent to "BD/Agency Algo/Smart Order Router and Electronic Market Makers." New LeveLUp participants will be able to elect one of these two counterparty channels (a channel-based equivalent of the legacy BD/Agency Algo/Smart Order Router or a channel-based equivalent of the legacy BD/Agency Algo/Smart Order Router plus Electronic Market Makers).   As disclosed in the LeveL ATS Form ATS-N (see Items 13 and 14), LeveL Markets has the discretion to create new channels or combine existing channels without notice, including channels associated with LeveLUp participants. LeveLUp participants will also be able to request to interact with or not interact with specific LeveL ATS counterparties by submitting requests in writing to the Luminex ATS Sales team. While the LeveL ATS accepts Day, "Good Til Time," and "Immediate or Cancel" orders, LeveL Markets ~~will~~ only support<u>s</u> Day orders for LeveLUp ~~during the initial roll-out of the service~~.

Conditionals or Firm Orders can be used by eligible Luminex ATS Participants as part of the LeveLUp functionality. LeveLUp Participants can set system parameters such that all of their Firm Orders or Conditionals sent to Luminex would be immediately routed in full either as Firm Orders or Conditionals to the LeveL ATS without interacting with the Luminex ATS, be routed to the LeveL ATS after resting first at Luminex (Conditionals only) for a configurable time period if the order does not receive an execution on the Luminex ATS, or be routed to the LeveL ATS following a partial execution at the Luminex ATS. By default, any Conditionals submitted to Luminex by a LeveLUp participant will be "mirrored" in the LeveL ATS through a simultaneous route by LeveL Markets of an identical Conditional to the LeveL ATS, resulting in Conditionals resting in both the Luminex and LeveL ATSs simultaneously. LeveLUp Conditionals by default will be able to match in the LeveL ATS against Conditionals (including Firm-Up orders) only, but once firmed up will be able to execute against conditionals and firmed-up orders, as well as resting firm orders. Luminex Subscribers may allow their Conditionals to match in the LeveL ATS against Firm Orders at the request (by phone, or in writing, including electronically) of the LeveLUp participant. Upon a match in the LeveL ATS of a Conditional routed by a Luminex LeveLUp participant with an order in the LeveL ATS, the Luminex LeveLUp participant will receive a "pop up" notification in the Luminex UI indicating that they have received a match in the LeveL ATS, with the same invitation and response process as that of matches within the Luminex ATS.

If the Luminex LeveLUp participant elects to firm up in response to the invitation to do so, the resulting firm-up order will be routed to the LeveL ATS and the "mirrored" resting Conditional in the Luminex ATS is paused (see below). Firmed up LeveLUp Conditionals will be eligible to interact with resting firm orders and firmed-up orders in the LeveL ATS as well as to invite additional conditional orders in LeveL. The firmed-up LeveLUp Conditional will rest for a configurable period of time, which commences upon the firm-up via the Luminex User Interface. The minimum resting period is one (1) second and the maximum resting period is to the end of that trading day. The default resting period is five (5) seconds. This resting period can be modified by LeveL Markets upon subscriber request orally or in writing (however made) to Luminex Sales. The firmed-up LeveLUp Conditional will continue to rest on the LeveL ATS and in the event of an execution, the Subscriber has the ability to set a configurable basis point buffer (initially set at 20 basis points but configurable upon request to a maximum of 100 basis points) tied to the NBBO midpoint at the time of the firm-up that gets routed by LeveL Markets to the LeveL ATS on behalf of the Subscriber such that any subsequent executions against the balance (leaves quantity) of the order will be capped at the calculated limit price based upon the criteria requested by the trader. The buffer is set above the NBBO midpoint for buy orders and below the NBBO midpoint for sell orders. Such requests to utilize the basis point buffer can be made via phone or electronically to Luminex Sales and are set at the trader level and not on an order-by-order basis. If the Subscriber requests to use the basis point buffer, the following describes how the buffer would work.

If the NBBO midpoint at the time of the firm-up is $10.00 per share and the Luminex Subscriber uses a value of 100 basis points (which equates to one percent) as the price buffer on the firm-up order, the calculated limit price on that order would be $10.10, which would be the limit price sent on the initial firm-up. Any executions against the remaining balance of that order could only occur at or below that limit price; if the potential execution price moved beyond the $10.10 limit, the order would not be marketable and would not receive any execution beyond the $10.10 limit price.

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Unless the Subscriber elects to use the basis point buffer, the initial execution price will become a limit price for any subsequent executions against that firmed-up order. All such subsequent executions, if any, will be against the "leaves quantity" remaining, if any, after the initial execution and (like the basis point buffer example above) must be at the limit price or better or no execution will occur. If the initial execution is for the full amount of the firmed-up order quantity and there is no balance remaining on the order, then the order terminates. The firmed-up LeveLUp Conditional is eligible for additional executions until the conclusion of the specified resting period for that order (either the default of five (5) seconds or a different period if specified by the Luminex Subscriber) or until the leaves quantity on the order is exhausted. All users of LeveLUp Conditionals will be eligible for this functionality but may opt out of it via an oral or written (including electronic) request to Luminex Sales. All LeveLUp orders routed to the LeveL ATS on behalf of Luminex Subscribers are subject to the order priority and other operational rules of the LeveL ATS. Please see the LeveL ATS Form ATS-N for a full discussion of the operations of the LeveL ATS.

What follows is an example of how this functionality will work. If a Luminex Subscriber submits a LeveLUp Conditional to buy 100,000 shares of a security, that Conditional will post to the Luminex ATS and will simultaneously be mirrored in the LeveL ATS as described above. If that LeveLUp Conditional receives a match in the LeveL ATS and the Luminex Subscriber elects to firm-up for 100,000 shares following an invitation to do so, the Conditional resting on the Luminex ATS is paused (see below). If the initial execution of the LeveLUp Conditional on the LeveL ATS is for 10,000 shares, there will be 90,000 firm shares remaining as "active" from the original firm-up, eligible to match against other LeveL firm orders and firm-up orders. As discussed above, if the trader utilizes the basis point buffer, then any potential executions against the remaining balance (leaves quantity) of the order would have to be at or below that calculated limit price (for a buy order - at or above that calculated limit order price for a sell order) or the executions would not occur. If the trader does not elect to utilize the price buffer and the initial 10,000 share purchase is at a price of $10.00 per share, any subsequent executions must be for $10.00 or better. If a resulting execution price from a subsequent match would be for more than $10.00 per share, there will be no execution. As noted above, the firmed-up LeveLUp Conditional is eligible for multiple executions starting at the time of the firm-up until the conclusion of the specified resting period for that order (either the default of five (5) seconds or a different period if specified by the Luminex Subscriber) or until the leaves quantity on the order is exhausted. At the conclusion of the resting time period, any balance remaining on that order is cancelled back to the Subscriber or is handled pursuant to the Subscriber's leaves handling instructions.

In the event there is a match of a participant's Conditional in both ATSs, the match in the Luminex ATS takes priority and no invitation will be sent with respect to the potential LeveL match. When a LeveLUp Conditional matches one or more contra side orders in the LeveL ATS, the Conditional resting on the LeveL ATS will be cancelled and an invitation will be sent to the LeveLUp participant. In such a circumstance, the Conditional resting on the Luminex ATS will be paused during the negotiation relating to the LeveLUp match. Following the conclusion of the negotiation on the LeveL ATS, the Luminex ATS Conditional could remain as an active order or remain paused, depending upon the configuration instructions for the particular trader. The firmed-up order from the Luminex LeveLUp participant can match against any eligible contra side orders in the LeveL ATS. To avoid the issue of potentially receiving duplicate executions from the same order, LeveLUp participants can enter Firm Orders that will be sent to either the Luminex ATS or to the LeveL ATS (via a route by LeveL Markets) but cannot have a Firm Order routed to both ATSs at the same time.

LeveLUp participants may also select orders for routing to the LeveL ATS on an order-by-order basis, the parameters for which are all determined by the participant on each order. This functionality involves the routing of a Firm Order or Conditional to the LeveL ATS with certain criteria selected by the LeveLUp participant. If the LeveLUp participant chooses to have their Conditionals rest on the Luminex ATS before being routed by LeveL Markets to the LeveL ATS, the participant can set a "LeveLUp Wait Time," which is the amount of time that a Conditional will rest at the Luminex ATS before a Firm Order or Conditional will be sent by LeveL Markets to the LeveL ATS. LeveLUp participants can also set a share amount or a quantity percentage amount of their Firm Order or Conditional to be routed to the LeveL ATS. LeveL Markets will select the lesser of the two quantities if both are selected. LeveLUp participants can select a minimum required quantity for executions of their orders on the LeveL ATS, can set a limit, select a LeveL ATS order type (primary peg, midpoint peg, or market peg), and a "reload after completion" time which is a configurable period of time after an execution on the LeveL ATS before the system will request more shares from the participant's resting Firm Order or Conditional on the Luminex ATS (if any) to be routed to the LeveL ATS. If at least 5,000 shares remain resting at the Luminex ATS relating to an order routed to the LeveL ATS, participants who receive a match on the resting shares at the Luminex ATS will have the ability to firm up for the total unexecuted quantities at both venues relating to that participant's original Firm Order or Conditional. If the leaves quantity on a LeveLUp order following an execution is less than the participant's entered minimum quantity, the participant's minimum quantity will be reduced to match the leaves quantity.

Participants may cancel their LeveLUp orders via their OMS, EMS, or router or via the Luminex UI. LeveL Markets would only cancel the LeveLUp participant's order that had been routed to the LeveL ATS if required to do so, either because the participant wishes to include the shares in a firm-up on the Luminex ATS or if the participant's OMS or EMS requires it.

LeveL Markets, in its capacity as a broker-dealer and the broker-dealer operator of the Luminex ATS, is the Subscriber to the LeveL ATS for the purposes of LeveLUp and the Luminex ATS participant is not. At the LeveL ATS, LeveLUp orders can be Firm Orders or Conditionals. LeveLUp orders intended to rest first on the Luminex ATS must be for 5,000 shares or more, the Luminex ATS minimum order size. (See Part III Item 8 below.) If an eligible participant utilizes this functionality, LeveLUp orders intended to be routed directly through LeveL Markets to the LeveL ATS can be for less than 5,000 shares and must comply with the LeveL order size requirements. If a Luminex ATS participant receives a LeveLUp-related execution in the Luminex ATS which leaves less than 5,000 shares on the participant's order, LeveL Markets can still route that order to the LeveL ATS even though it is for less than the Luminex ATS system minimum. Luminex ATS participants interested in this "clean-up" functionality are required to elect to enable this feature and the Luminex ATS Subscriber's OMS or EMS must be configured to re-send orders or trading interest to the Luminex ATS if the quantity falls below the Luminex ATS minimum order size of 5,000 shares. In addition, so long as a LeveLUp participant has a Conditional of 5,000 shares or more resting on the Luminex ATS in addition to an order routed through to the LeveL ATS, that participant will be able to size up on a match at the Luminex ATS to the total shares represented for that participant in both venues.

This LeveLUp order routing arrangement is not reciprocal; the LeveL ATS cannot route orders from its customers to the Luminex ATS. The use or non-use of LeveLUp itself by any Luminex ATS participant has no impact on the order priority or execution logic within the Luminex ATS. There are certain cases where certain LeveLUp activity could impact related order priority within the Luminex ATS. For example, a Luminex ATS Subscriber may, prior to LeveL Markets sending a Firm LeveLUp order, reduce the quantity of a parent Conditional with the Luminex ATS by the intended quantity of the Firm LeveLUp order via cancel/replace functionality. In that case, the new "replace" Conditional on the Luminex ATS would have a new lower priority rank than the original Conditional. Similarly, if a Subscriber cancels a Firm Order that had been routed by LeveL Markets to the LeveL ATS and cancel/replaces the original Conditional on the Luminex ATS back to its original quantity, that new "replace" Conditional on the Luminex ATS would also have a new lower priority rank than the original Conditional. This rank adjustment occurs with cancel/replace functionality whether the Luminex ATS Participant uses LeveLUp or not. LeveLUp-related execution reports are sent from the LeveL ATS back to LeveL Markets for clearance and settlement pursuant to normal LeveL Markets processes. Participants that are automatically enabled for this LeveLUp Conditional Order "mirroring" function may "opt out" of the feature by contacting Luminex ATS Sales by phone or in writing (including electronically).

Modifications - Firm Orders may be modified (i.e., cancel/replace) while resting on the System or during the Negotiation Period, described more fully in Item 11c. (Firm-Up orders, by contrast, cannot be modified. Please see Item 11c.). For Conditionals that receive a match, the System allows the Participant to firm up the same shares as, more shares than, or fewer shares than the original Conditional submission at the Participant's option. Participants that use the Luminex UI can only increase the quantity up to the maximum quantity associated with the Conditional. Participants that do not use the Luminex UI and access the System via other means such as third-party or broker-dealer routers are able to respond to invitations up to whatever quantity they have available in the front end that they use, regardless of the original quantity that was entered on the Conditional. The Conditional quantity may only be reduced below the System minimum of 5,000 shares if the LeveLUp participant has opted in to the "clean-up" feature of LeveLUp, as described below, but may not be reduced below 5,000 shares during the Negotiation Period. For these "opt-in" participants, such below-5,000 share modifications will be routed to the LeveL ATS for handling. For all other Luminex ATS Participants, reducing the share quantity to less than the 5,000 share System minimum (or the Participant's selected MinQ) will result in a rejection. In addition, if a Conditional is entered with a limit, that limit price may be modified following a match.

Order Priority - Assuming orders and trading interest are marketable, the System prioritizes orders and trading interest based on the following factors, in the following order: (1) the higher quantity (between two Firm Orders), (2) Firm Orders over Conditionals, (3)Top Quantity (between two Conditionals), and (4) time of order entry or entry of the trading interest. Orders or Conditionals that are subject to a cancel/replace lose their priority in the System, with the "replace" being treated as a new order or Conditional for prioritization purposes.

b. Are the terms and conditions for each order type and attribute the same for all Subscribers and the Broker-Dealer Operator?	◉ Yes ◯ No